EXHIBIT 99.8

Reconciliation to US GAAP

The consolidated financial statements of Silvermex Resources Inc. (the “Company”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Material variation in accounting principles are used in preparing financial statements under United States Generally Accepted Accounting Principles (“US GAAP”) creating differences. The effects of the significant differences between accounting principles on the Company’s consolidated financial statements are quantified and described below.

Consolidated Balance Sheets

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2010 and 2009 are as follows:

As at December 31	2010	2009

Total assets under Canadian GAAP	$94,306,394	$37,054,998
Prior periods exploration expenditures (a)	(18,621,861)	(18,070,202)
Current period exploration expenditures (a)	(150,364)	(551,659)
Total assets under US GAAP	$75,534,169	$18,433,137

Total liabilities under Canadian GAAP	$18,083,915	$11,103,540
Deferred tax effect of exploration expenditure adjustment (c)	(4,387,385)	(4,637,385)
Total liabilities under US GAAP	13,696,530	6,466,155

Shareholders' equity under Canadian GAAP	76,222,479	25,951,458
Exploration expenditures (a)	(18,772,225)	(18,621,861)
Deferred tax (c)	4,387,385	4,637,385
Shareholders' equity under US GAAP	61,837,639	11,966,982
Total liabilities and shareholders' equity under US GAAP	$75,534,169	$18,433,137

Consolidated Statements of Loss and Comprehensive Loss

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of loss and comprehensive loss as at December 31, 2010 and 2009 are as follows:

Years ended December 31	2010	2009

Net loss and comprehensive loss under Canadian GAAP	$(41,467,946)	$(15,309,189)
Exploration expenditures (a)	(150,364)	(551,659)
Stock-based compensation (b)	214,121	37,042
Deferred income tax (c)	250,000	3,480,201
Net loss and comprehensive loss under US GAAP	$(41,154,189)	$(12,343,605)

Basic and diluted loss per share under US GAAP	$(0.37)	$(0.21)

Consolidated Statement of Cash Flows

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of cash flows as at December 31, 2010 and 2009 are as follows:

Years ended December 31	2010	2009

Operating activities under Canadian GAAP	$(6,243,869)	$(7,231,654)
Reclassification of exploration expenditures	(140,320)	(551,659)
Operating activities under US GAAP	$(6,384,189)	$(7,783,313)

Investing activities under Canadian GAAP	$(1,716,777)	$1,071,258
Reclassification of exploration expenditures	140,320	551,659
Investing activities under US GAAP	$(1,576,457)	$1,622,917

Financing activities under Canadian and US GAAP	$24,832,082	$6,545,478

(a) Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, the Company expenses exploration and development costs until proven and probable reserves are determined under US standards and substantially all required permits are obtained. Exploration expenditures incurred on all the resource properties was cumulatively $18,070,202 as at December 31, 2008. During the years ended December 31, 2010 and 2009, the Company deferred $150,364 and $551,659 respectively of exploration expenditures that have been expensed for US GAAP purposes.

For the purpose of the consolidated statements of cash flows, these costs, on a cash-basis, are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

(b) Stock-based compensation

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. Management has evaluated their estimated forfeiture rate and the effect of the estimated forfeitures is to reduce the stock based compensation expense by $214,121 and $37,042 for the years ended December 31, 2010 and 2009 respectively.

(c) Deferred income tax

Under US GAAP, the Company would record a decrease in deferred income tax liability of $4,387,385 (2009 - $4,637,385) related to adjusting items described under (a) and (b) of this note.

(d)

Under US GAAP items, certain items which have been classified as “other” income (expense) under Canadian GAAP, would be classified as “operating” income (expense). The differences in consolidated operating loss as at December 31, 2010 and 2009 are as follows:

Years ended December 31	2010	2009

Operating loss under Canadian GAAP	$(43,190,686)	$(3,832,420)
Loss on settlement litigation	-	(360,000)
Impairment of property, plant and equipment	-	(5,391,848)
Allowance for value added tax receivable	(525,708)	(2,662,525)
Operating loss under US GAAP	$(43,716,394)	$(12,246,793)

Report of Independent AUDITORS on Reconciliation to
US GAAP

To the Shareholders of Silvermex Resources Inc.

We have audited the consolidated financial statements of Silvermex Resources Inc. (the "Company") as at December 31, 2010 and for the year then ended and have issued our report thereon dated March 31, 2011.  The consolidated financial statements and our report is contained in the Form 40-F.  Our audit also included the Reconciliation to US GAAP of the Company’s consolidated financial statements contained in the Form 40-F. This reconciliation is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such Reconciliation to US GAAP, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
June 3, 2011

REPORT OF INDEPENDENT AUDITORS ON RECONCILIATION OF
CANADIAN GAAP TO UNITED STATES GAAP

To the Shareholders of Silvermex Resources Inc.

We have audited the consolidated financial statements of Silvermex Resources Inc. and subsidiaries (the “Company”) as at December 31, 2009 and for the year then ended and have issued our report dated March 24, 2010. The consolidated financial statements and our report is contained in the Form 40-F. Our audit also included the reconciliation from Canadian GAAP to United States GAAP of the Company contained in this Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

MNP LLP
Chartered Accountants
Vancouver, Canada
June 3, 2011

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